UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

Commission File No. 1-3381

A.          Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Pep Boys Savings Plan

B.         Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Pep Boys — Manny, Moe & Jack

3111 W. Allegheny Avenue
Philadelphia, PA  19132

Registrant’s telephone number, including area code (215) 430-9000

Notices and communications from the Securities and Exchange Commission relating to this Report should be forwarded to:

Bernard K. McElroy
Vice President — Finance & Treasurer
The Pep Boys — Manny, Moe & Jack
3111 West Allegheny Avenue
Philadelphia, PA  19132

THE PEP BOYS SAVINGS PLAN

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and the Administrative Committee of
The Pep Boys Savings Plan:

We have audited the accompanying statements of net assets available for benefits of The Pep Boys Savings Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Pep Boys Savings Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PARENTEBEARD LLC
Philadelphia, Pennsylvania
June 27, 2012

THE PEP BOYS SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2011 AND 2010

(dollar amount in thousands)

	2011	2010
ASSETS
Investments at fair value	$136,333	$141,661

Receivables:
Participant contribution receivable	272	263
Employer contribution receivable	—	2,849
Notes receivable from participants	11,394	11,591
Plan transfers receivable	3,676	—
Total receivables	15,342	14,703

Total assets	151,675	156,364

LIABILITIES
Refundable contributions and earnings	184	206

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	151,491	156,158

Adjustment from fair value to contract value for fully benefit-responsive investment contracts in relation to the common /collective trust	(1,972)	(1,648)

NET ASSETS AVAILABLE FOR BENEFITS	$149,519	$154,510

See notes to financial statements.

THE PEP BOYS SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2011 AND 2010

(dollar amount in thousands)

	2011	2010
Investment income:
Dividends and interest	$704	$638
Mutual fund rebate	167	82
Net (depreciation) appreciation of investments	(5,967)	21,805
Total investment (loss) income	(5,096)	22,525

Income on notes receivable:
Interest	535	594

Contributions:
Participants	8,180	7,369
Employer	—	2,849
Total contributions	8,180	10,218

Plan transfers from Big 10 Tire Stores, LLC	3,676	—

Total additions	7,295	33,337

Deductions:
Benefits paid to participants	(11,934)	(11,913)
Refundable contributions and earnings	(184)	(207)
Administrative expense	(168)	(191)
Total deductions	(12,286)	(12,311)

NET (DECREASE) INCREASE	(4,991)	21,026

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	154,510	133,484
End of year	$149,519	$154,510

See notes to financial statements.

THE PEP BOYS SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.  DESCRIPTION OF THE PLAN

The information in these notes regarding The Pep Boys Savings Plan (the “Plan”) is provided for general purposes only. Participants should refer to the Plan document for a more complete description of the Plan provisions.

General

The Plan was established September 1, 1987. The Plan provides a vehicle for participating employees of The Pep Boys—Manny, Moe & Jack and its subsidiaries (the “Company”) other than The Pep Boys—Manny, Moe & Jack of Puerto Rico, Inc. to increase savings. The Plan is a defined contribution plan structured to comply with the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Participation and Eligibility

All employees of the Company who have attained both the age of 21 and completed one year of service as defined by the Plan may join the Plan any time on or after the start of the quarter, which immediately follows the employee’s anniversary date. These quarter dates are January 1, April 1, July 1, or October 1.

Contributions

Each year, participants may contribute up to 50% of pretax annual compensation as defined by the Plan and up to the Internal Revenue Service (“IRS”) limit. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. Participants may at any time elect to rollover amounts from other qualified plans or individual retirement accounts into the Plan. Participants are not required to satisfy the eligibility requirements to complete a rollover.

The Company contributes the lesser of 50% of the first 6% of the participant’s pre-tax contributions or 3% of the participant’s compensation. To be eligible for a Company matching contribution, a participant must be employed on the last day of that plan year (December 31), or have terminated employment due to normal retirement, early retirement or disability prior to the last day of the plan year.

For fiscal 2011and 2010, the Company’s contributions were conditional upon the achievement of certain pre-established Company financial performance goals. On January 28, 2012 the Company did not achieve the pre-established financial goals for the 2011 fiscal year and did not make a contribution. On January 29, 2011 the Company achieved the pre-established financial goals for the 2010 fiscal year and declared a contribution of $2,849,000 to the Plan for participants who met the eligibility and participation requirements as of December 31, 2010. The Company’s matching contributions are invested in the same fund(s) and in the same proportion chosen by the participants for their contributions.

Participant contributions to the Plan, up to a maximum of $16,500 during 2011 and 2010, are not subject to income tax until their withdrawal from the Plan. Additionally, participants are not subject to tax on the Company’s contributions to the Plan, appreciation in Plan assets or income earned thereon until withdrawn from the Plan. Contributions are subject to certain limitations.

Participant Accounts

Each participant’s account is credited with the participant’s and Company’s contribution and an allocation of Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested balance.

Payment of Benefits

Lump sum distributions from the Plan equal to the value of the participants’ vested interest may be made to a participant upon attaining the age of 59-1/2, death, total disability, financial hardship or termination of employment. Distributions and withdrawals are processed on a daily basis.

Delinquent Participant Contributions

In 2010, due to an administrative error, the Company omitted approximately $13,000 from the employee contributions that were due to the Plan between October 29, 2010 and December 10, 2010. The Company subsequently sent the omitted contributions to the Plan on January 28, 2011. The delay in sending the contributions to the Plan exceeded the time period required under Department of Labor (“DOL”) regulation 2510.3-102. The Company prepared a form 5330 for filing with the IRS and paid the required excise tax on the transaction. In addition, the Company has calculated and deposited into affected participants’ accounts the amount of income that would have been earned had the contributions been remitted on a timely basis. The amount of this contribution is immaterial to the Plan’s financial statements.

Vesting

Participants are fully vested at all times in their accounts.

Forfeited Accounts

In order to be eligible to receive a company matching contribution for a given plan year, unless a participant terminates employment during the plan year as a result of disability or normal or early retirement, the participant must be employed by the Company on the last day of the plan year to which the matching contribution relates. Matching contributions are immediately fully vested. For certain prior years, matching contributions were incorrectly credited to participant accounts each payroll period rather than as of the close of the plan year upon eligibility, which resulted in forfeitures for those participants who were not employed on the last day of the applicable plan year. Forfeited matching contributions remained in the Plan and were used to reduce future Company contributions. Under the Company’s current practice, no Company matching contributions are made prior to a participant’s eligibility to receive such matching contribution.

At December 31, 2011 and 2010, forfeited non-vested accounts totaled approximately $20,000 and $31,000, respectively. Forfeited amounts of approximately $30,000 and $165,000 were used to reduce Company contributions in 2011 and 2010, respectively.

Notes Receivable from Participants

Participants, whose account value is $1,000 or more, may borrow up to 50% of their account balance subject to a minimum of $500 and a maximum of $50,000. The $50,000 maximum may be reduced if the participant has another loan within one year of the date that such participant takes out the loan. The maximum duration of a loan is five years unless the loan is used to purchase a primary residence. In such a case, the loan term is permitted for up to a 30 year duration. The interest rate is commensurate with current fixed rates charged by institutions in the business of lending money for similar types of loans. Interest rates at December 31, 2011, range from 3.25% to 10.0%. Participants may have up to two loans outstanding at any one time and can prepay loans in full at any time. Principal and interest is paid ratably through payroll deductions. Loans are secured by the balance in the participants’ account and are stated at their unpaid principal balance plus accrued unpaid interest.

Plan Transfer Receivables

Effective December 31, 2011, subsequent to the Company’s acquisition of Tire Stores Group Holding Corporation, the Big 10 Tire Stores, LLC 401(k) Plan was terminated and its assets were transferred to the Plan on January 4, 2012.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The statements of net assets available for benefits presents the fair value of the investment contracts held in the common /collective trust as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for benefits is prepared on a contract value basis.

Application of Accounting Standards

In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2010-06 “Fair Value Measurements and Disclosures: Improving Disclosures about Fair Value Measurements”, (“ASU 2010-06”), which provides a greater level of disaggregated information and more robust disclosures about valuation techniques and inputs to fair value measurements, transfers in and out of Levels 1 and 2, and the separate presentation of information in Level 3 reconciliations on a gross basis rather than net. New disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, Level 3 disclosures are effective for fiscal years beginning after December 15, 2010. Adoption of ASU 2010-06 had no material impact on the Plan’s financial statements but expanded disclosures about certain fair value measurements.

In May 2011, the FASB issued Accounting Standards Update No. 2011-04 “Fair Value Measurements (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRs”, (“ASU 2011-04”).  ASU 2011-04 will expand disclosures about fair value measurement and result in common fair value measurement and disclosure requirements in U.S. GAAP and IFRS.  ASU 2011-04 is effective for fiscal years and interim reporting periods beginning after December 15, 2011.  Plan management is evaluating the impact of adopting ASU 2011-04 and believes it will not be material to the financial statements but will provide additional disclosures.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates and assumptions.

Risks and Uncertainties

The Plan provides for investment options in mutual funds, common/collective trusts and common stock of the Company. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Payment of Benefits

Benefits are recorded when paid.

Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 7 for a discussion of fair value measurements.

Purchases and sales of securities are recorded on the trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net (depreciation) appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned and are not separately reflected. Therefore, management fees and operating expenses are reflected as a reduction of investment return on such investments.

3. INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan’s net assets.

	December 31,
(dollar amount in thousands)	2011	2010
RVST Stable Capital Fund II	$46,925	$44,729
RVST Equity Index Fund II	19,646	20,803
The Pep Boys stock fund	27,460	34,517
Fidelity Freedom 2010 Fund	7,756	8,507
PIMCO Total Return Fund	7,701	**
RVS Small Company Index Fund (Class 4)	**	8,276

** Amount did not meet 5% threshold

During 2011 and 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated)/appreciated in value as follows:

(dollar amounts in thousands)	2011	2010
The Pep Boys stock fund	$(5,473)	$13,485
PIMCO Total Return Fund	282	544
Mutual Funds	(1,930)	3,694
Common /Collective Trusts	1,154	4,082
	$(5,967)	$21,805

4. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

In the event of termination of the Plan, the interest of the participants or their beneficiaries will remain fully vested and not be subject to forfeiture in whole or in part and distributions shall be made to them in cash and/or stock as applicable.

5. RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of common/collective trusts managed by Wells Fargo & Co. (“Wells Fargo”). Wells Fargo serves as the custodian and recordkeeper of the Plan, and therefore, Plan transactions involving these investment securities qualify as party-in-interest transactions. Additionally, loans to participants qualify as party-in-interest transactions.  All of these transactions are exempt from the prohibited transactions rules of ERISA.

The Plan offers participants Pep Boys common stock as an investment option. These transactions qualify as party-in-interest transactions, exempt from prohibited transaction rules of ERISA. The Plan held 2,496,363 and 2,570,151 shares of Pep Boys common stock in the stock fund with a current value of $27,460,000 and $34,517,000 as of December 31, 2011 and 2010, respectively.

The Company pays all costs associated with administering the Plan, except loan administration fees and certain investment-related fees.

Certain administrative functions of the Plan are performed by members of The Pep Boys — Manny, Moe & Jack Benefit Committee (the “Committee”) who are employees of the Company.  No such employee receives compensation from the Plan.

6. TAX STATUS

The IRS has determined and informed the Company by a letter dated April 13, 2012 that the Plan is designed in accordance with the applicable sections of the Internal Revenue Code (the “Code”). Accordingly, the Plan’s related trust is exempt from federal taxation under Section 501(a) of the Code. Although the Plan has been amended since receiving the determination letter, the Committee believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements. Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Committee has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2011, there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Committee believes that the Plan is no longer subject to income tax examinations for years prior to 2006.

7. FAIR VALUE MEASUREMENTS

Fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. There is a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs market participants would use in valuing the asset or liability based on market data obtained from sources independent of the Plan. Unobservable inputs are inputs that reflect assumptions about the factors market participants would use in valuing the asset or liability based upon the best information available in the circumstances. The hierarchy is broken down into three levels. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs include quoted prices for similar assets or liabilities in active markets or identical or similar assets or liabilities in inactive markets. Level 3 inputs are unobservable inputs for the asset or liability and significant to fair value measurement. Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The following tables provide information by level for assets that are measured at fair value at December 31, 2011 and December 31, 2010:

	Fair Value at December 31,	Fair Value Measurements Using Inputs Considered as
(dollar amounts in thousands)	2011	Level 1	Level 2	Level 3
Mutual Funds:
Target funds	$20,772	$20,772	$—	$—
Index funds	7,557	7,557	—	—
Foreign funds	4,787	4,787	—	—
Value funds	794	794	—	—
Growth funds	691	691	—	—
Common /Collective Trusts:
RVST Stable Capital Fund II	46,925	—	46,925	—
RVST Equity Index Fund II	19,646	—	19,646	—
The Pep Boys stock fund	27,460	—	27,460	—
PIMCO Total Return Fund	7,701	—	7,701	—
Total	$136,333	$34,601	$101,732	$—

	Fair Value at December 31,	Fair Value Measurements Using Inputs Considered as
(dollar amounts in thousands)	2010	Level 1	Level 2	Level 3
Mutual Funds:
Target funds	$21,147	$21,147	$—	$—
Index fund	8,276	8,276	—	—
Foreign fund	5,298	5,298	—	—
Common /Collective Trusts:
RVST Stable Capital Fund II	44,729	—	44,729	—
RVST Equity Index Fund II	20,803	—	20,803	—
The Pep Boys stock fund	34,517	—	34,517	—
PIMCO Total Return Fund	6,891	—	6,891	—
Total	$141,661	$34,721	$106,940	$—

Generally, investments are valued based on information in financial publications of general circulation, statistical and valuation services, records of security exchanges, appraisal by qualified persons, transactions and bona fide offers. The following is a description of the valuation methodologies used for the Plan assets measured at fair value. There have been no changes in the methodologies used at December 31, 2011 and 2010.

Mutual funds are valued using a market approach based on quoted market prices. These investments are classified within Level 1 of the fair value hierarchy and include:

•                  Target funds consisting of Fidelity Freedom Funds with successive target retirement dates that provide an age-based investment mix of stocks, bonds and short-term investments. The funds seek high total return until the target retirement dates and high income and capital appreciation thereafter.

•                  Index funds consisting primarily of the Columbia Small Cap Index R4 whose investment goal is a total return before fees and expenses that corresponds to the total return of the Standard & Poor’s SmallCap 600 index.

•                  Foreign funds consisting primarily of the Templeton Foreign Fund (Class A) whose investment goal is long-term capital growth by investing at least 80% of its net assets in foreign securities.

•                  Various other growth and value funds whose investment goals are long-term capital growth.

Common /Collective Trusts are valued based upon the unit values of such collective trust funds held by the Plan at year end.  Unit values are based on the fair value of the underlying assets of the fund derived from inputs principally from or corroborated by observable market data by correlation or other means. These investments are classified within Level 2 of the fair value hierarchy and include:

•                  The RVST Stable Capital Fund II and the RVST Equity Index Fund II. The investment goal of the RVST Stable Capital Fund II is to preserve principal and interest while maximizing current income by investing in fixed income securities and bonds. The investment goal of the RVST Equity Index Fund II is to achieve a rate of return as close as possible to the return of the S&P 500 Index by investing primarily in some or all of the securities upon which the index is based. The trusts are valued at net asset value per share and have no unfunded commitments or significant redemption restrictions.

The Pep Boys stock fund and PIMCO Total Return Fund are valued based upon the fair value of their underlying assets derived principally from or corroborated by observable market data by correlation or other means. These investments are classified within Level 2 of the fair value hierarchy and include:

•                  The Pep Boys stock fund which is invested in the Pep Boys — Manny, Moe & Jack Common Stock and the Wells Fargo advantage Heritage Money Market. This fund gives the participant the opportunity to acquire an ownership interest in the Company. The value of the amounts invested in this fund depends on the price of the stock at any given time.

•                  The PIMCO Total Return Fund’s investment goal is maximum total return, consistent with preservation of capital by investing in intermediate-term, investment grade bonds.

The methods described above may produce a fair value calculation that may not be indicative of the net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

8. RECONCILIATION TO THE FORM 5500

Certain items in the Plan’s financial statements are treated differently for tax purposes and reporting under the Plan’s Annual Return/Report of Employee Benefit Plan (“Form 5500”). The following differences exist between financial and tax reporting at December 31, 2011 and December 31, 2010:

(dollar amounts in thousands)	Form 5500	Statements of Changes in Net Assets Available for Benefits	Differences
Year ended December 31, 2011
Income	$3,318	$7,295	$3,977	(a)
Expense	$12,260	$12,286	$26	(b)

At December 31, 2011
Net Assets	$145,417	$149,519	$4,102	(a)(b)

At December 31, 2010
Net Assets	$154,359	$154,510	$151	(a)(b)

(dollar amounts in thousands)	Form 5500	Statements of Changes in Net Assets Available for Benefits	Differences
Year ended December 31, 2010
Income	$33,367	$33,337	$(30	)(a)
Expense	$12,417	$12,311	$(106	)(b)

At December 31, 2010
Net Assets	$154,359	$154,510	$151	(a)(b)

At December 31, 2009
Net Assets	$133,409	$133,484	$75	(b)

Notes for differences

(a) contributions and transfers receivable.

(b) deemed distributions.

THE PEP BOYS SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV

LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

EIN #23-0962915, Plan #002
DECEMBER 31, 2011

Identity of Issue		Description	Current Value
*	RVST Stable Capital Fund II	Common / Collective Trust	$46,924,645
*	RVST Equity Index Fund II	Common / Collective Trust	19,646,313
*	The Pep Boys stock fund	Stock Fund	27,459,718
	PIMCO Total Return Fund (Institutional Shares)	Unitized Account	7,701,131
	Fidelity Freedom 2010 Fund	Mutual Fund	7,755,882
	Fidelity Freedom 2015 Fund	Mutual Fund	47,004
	Fidelity Freedom 2020 Fund	Mutual Fund	4,375,259
	Fidelity Freedom 2025 Fund	Mutual Fund	9,521
	Fidelity Freedom 2030 Fund	Mutual Fund	4,455,065
	Fidelity Freedom 2035 Fund	Mutual Fund	3,063
	Fidelity Freedom 2040 Fund	Mutual Fund	3,603,699
	Fidelity Freedom 2045 Fund	Mutual Fund	64,350
	Fidelity Freedom 2050 Fund	Mutual Fund	457,576
	Columbia Small Cap Index — R4	Mutual Fund	7,438,257
	Templeton Foreign Fund (Class A)	Mutual Fund	4,703,240
	Turner Small Cap Growth I	Mutual Fund	455,084
	T. Rowe Price Equity Income Fund	Mutual Fund	346,872
	Goldman Sachs Mid-Cap Value Fund I	Mutual Fund	232,816
	Fidelity Freedom Income Fund	Mutual Fund	167,843
	Goldman Sachs Growth Opportunity I	Mutual Fund	136,124
	Vanguard Mid-Cap Index Fund (Signal)	Mutual Fund	119,221
	MainStay Large Cap Growth I	Mutual Fund	99,710
	MFS Inst International Equity Fund	Mutual Fund	84,243
	William Blair Small Cap Value I	Mutual Fund	46,110
*	Notes receivable from participants	Interest rates of 3.25% to 10.00%, maturing from 2012-2041	11,394,078
			$147,726,824

Participant directed investments; cost not required to be reported.

*              Indicates party-in-interest to the plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the Plan) have duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.

THE PEP BOYS SAVINGS PLAN

DATE: June 27, 2012	BY:	/s/ Bernard K. McElroy
Bernard K. McElroy
Chairman—
Administrative Committee

EXHIBITS INDEX

(23.1)**     Consent of Independent Registered Public Accounting Firm

**           Filed herewith